AGREEMENT

This Agreement made this 21st day of April 2005, among Bridges Investment Fund, Inc., a Nebraska corporation (hereinafter the "Fund"), and Bridges Investment Advisers, a proprietorship (hereinafter, "BIA"), Bridges Investment Counsel, Inc., a Nebraska corporation (hereinafter, "BIC"), Bridges Investment Management, Inc., a Nebraska corporation (hereinafter, "BIM"), and Bridges Investor Services, Inc., a Nebraska corporation (hereinafter, "BIS").

WITNESSETH

1.    The Fund, BIA, BIC, BIM, and BIS are jointly insured entities under the ICI Mutual Insurance Company fidelity bond (the "ICI Fidelity Bond"), initially bound July 14, 1987 for continuous and effective coverage since October 1, 1987. As of the date of this Agreement, the bond period is from April 1, 2005 to April 1, 2006 (the "2005 Bond Period"). The purpose of this Agreement is to set forth the relationships among the parties, and particularly, to establish a mechanism for allocating the premium expenses on an appropriate and fair basis, and providing for an equitable and proportionate share of any recovery under the ICI Fidelity Bond.

2.    In addition to the Fund, BIA, BIC, BIM, and BIS, there are additional insured parties under the ICI Fidelity Bond for which BIC will take all responsibility under this Agreement and for which BIC will obligate for participation in the coverage. The additional insured parties include the BIC Pension Plan and Trust and BIC Profit Sharing Trust. BIC may add other additional insured parties of a similar character by agreement with the ICI Mutual Insurance Company, providing that form of coverage is designed specifically for the affiliated and otherwise related entities in compliance with Rule 17g-1 under the Investment Company Act of 1940 ("SEC Rule 17g-1").

3.    The Fund agrees to pay the same annual premium as the amount paid to ICI Mutual Insurance Company for the regulated investment management company bond for the policy year commenced April 1, 2005, for $525,000 in coverage (based on the SEC Rule 17g-1 schedule). The amount of the annual premium to be paid by the Fund for the 2005 Bond Period will be $5,835 ("Fund Premium Amount").

4.    BIA, BIC, BIM, and BIS will pay the premium for the IC Fidelity Bond in excess of the Fund Premium Amount pursuant to Section 3 above. The burden of this excess premium will be shared in proportion to the last annual revenue per the Form 1120 Federal Income Tax return. These numbers will be added together, and a percentage will be established for each business activity so covered by the ICI Mutual Insurance Company fidelity coverage. The allocations of premium to be paid in excess of the Fund Premium Amount, will be set annually when the total renewal premium statement is received from ICI Mutual Insurance Company.

5.    BIC has invested not less than $23,184 in capital contributions to ICI Mutual Insurance Company and taken other actions that will have a definable cost or lack of an investment return in an effort to freeze and eventually turn back the fidelity bond insurance costs for the Fund. The parties hereby agree that savings, if any, that accrue from premium reductions from ICI Mutual Insurance Company will be returned to BIC until such time as the costs and foregone investment returns have been recaptured. With respect to identifying the investment returns, the beginning and ending balances for investment securities and cash reserves (not a part of normal working capital) will be averaged each year from the amount shown on the Form 1120 Federal Income Tax returns, and the resulting mean investment balance at book value will be divided into the total annual dividend and interest income to arrive at a percentage return to apply to the dollars invested on behalf of the Fund. The specific costs expended on behalf of the Fund and other affiliated companies that are parties to this Agreement will aIso be identified and recorded for future use in determining fair economic treatment between the parties to this Agreement.

6.     Any losses incurred under the ICI Fidelity Bond will be handled in such a manner as to protect the Fund’s shareholders against any loss through the insured limits. In the event of a recovery under the IC Fidelity Bond as a result of a loss sustained by the Fund and one or more other named insureds, all parties hereto agree that in accordance with SEC Rule 17g-1, the Fund shall receive an equitable and proportionate share of the recovery, but at a minimum an amount equal to the amount the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required under SEC Rule 17g-1. If there is a recovery in excess of the minimum insured coverage limit set forth in the preceding sentence, the Fund will recover or participate in a recovery in the same proportion or percentage as the Fund pays of the total annual renewal premium from the ICI Mutual Insurance Company for the ICI Fidelity Bond.

7.    This Agreement shall remain in effect as long as the ICI Mutual Insurance Company is the primary fidelity bonding insurance carrier for the contracting parties. Subject to paragraph 8, this Agreement may be amended to restate principles of allocation of total premium costs or to redefine the principles of dividing the cost of losses or sharing the recovery proceeds from a prior loss to deliver equitable results to the contracting parties.

8.     The members of the board of directors of the Fund, who are not "interested persons" (as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "Act")), will have the annual responsibility of reviewing the adequacy of the registered investment management company bond with respect to adequacy of coverages of the bond; the arrangements for protection of the Fund’s assets including the persons who have access to those assets; the approval of any premium paid for the bond or any amendment thereto; and such other arrangements or factors they deem appropriate or that may be required by Federal or state statutes. Nothing in this Agreement shall be construed to abrogate or restrain the right of the members of the board of directors of the Fund, who are not "interested persons", or the actions of the complete board of directors of the Fund from exercising their independent duties and responsibilities as directors.

9.     As the Fund's current investment adviser, BIM hereby agrees to indemnify the Fund and the other parties hereto for the amount of the deductible and any deposits required under the ICI Mutual Insurance Company Fidelity Bond and to maintain an escrow account in cash and/or cash equivalents in an amount equal to the deductible at all times.

10.    The intent of this Agreement is to satisfy the requirements of SEC Rule 17g-1 under the Investment Company Act of 1940. Any provision of this Agreement that conflicts with the requirements stated in SEC Rule 17g-1 shall be considered inoperative without diminishing the binding nature of the other provisions of this Agreement which shall continue to be in effect. The text of SEC Rule 17g-1 in effect on the date of this Agreement is attached as Attachment I hereto; any amendments to such rule shall be incorporated into such Attachment as adopted from time to time.

11.    This instrument contains the entire agreement of the parties and shall supersede and replace any and all prior agreements and understandings between the parties hereto concerning the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered effective as of the date and year first above written.

BRIDGES INVESTMENT FUND, INC.

By__________________________
Name and Title

BRIDGES INVESTMENT ADVISERS

By___________________________
Name and Title

BRIDGES INVESTMENT COUNSEL, INC.

By    _________________________
Name and Title

BRIDGES INVESTMENT MANAGEMENT, INC.

By___________________________
Name and Title

BRIDGES INVESTOR SERVICES, INC.

By___________________________
  Name and Title